FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of August, 2006

Commission File Number 000-22161

Corgi International Limited
(Exact name of Registrant as specified in its charter)

Unit 10, 16/F, Wah Wai Centre,
38-40 Au Pui Wan Street, Fotan, New Territories
Hong Kong, S.A.R., China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F....X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ......

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ......

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Index to Exhibits

Exhibit No.	Description

99.1
Shareholder Notice and Proxy Statement, sent to Corgi International Limited's shareholders on or about August 22, 2006 in connection with the Annual General Meeting of Shareholders to be held on September 28, 2006

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CORGI INTERNATIONAL LIMITED
(Registrant)

Date: August 22, 2006	/s/ Ken Fowler Ken Fowler
Chief Financial Officer